FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)
1. Name and Address of Reporting Person* WASHBURN, THOMAS D (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Irwin Financial Corporation (IFC)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director _____10% owner __X_Officer (give title below) _____Other (Specify below) EXECUTIVE VICE PRESIDENT
500 Washington Street (Street)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for (Month/Day/Year) 12/04/02
Columbus, IN 47201 (City) (State) (Zip)			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint Group Filing (Check Applicable Line) __X_Form filed by One Reporting Person ____Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	12/03/02		G		650	D		1,967	D
COMMON STOCK								12,771 (2)	I	BY 401K
COMMON STOCK								17,946 (1)	I	BY SPOUSE

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securi-ties Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses: See continuation page(s) for footnotes

/S/ _________________________________________	__________12/04/02_________
**Signature of Reporting Person BY: STEVEN R. SCHULTZ, as attorney-in-fact FOR: THOMAS D. WASHBURN	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	Page 2 of 3

FORM 4 (continued)
WASHBURN, THOMAS D	Irwin Financial Corporation (IFC)
500 Washington Street	12/04/2002
Columbus IN 47201

FOOTNOTES:

(1) Includes 1 share acquired on September 27, 2002 under the Irwin Financial Corporation Dividend Reinvestment Plan. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

(2) Includes 28 additional shares acquired through participation in the Irwin Financial Corporation Employees' Savings Plan (410k Plan). Shares noted are as of 12/03/2002. The number reported is the nearest whole number of shares.

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